# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CF BANKSHARES INC., CIK 0001070680
CUSIP: 12520L109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 4960 E. Dublin Granville Rd., Suite #400, Columbus, Ohio (OH), 43081
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-035386
Filed by CIK 0001556891

## Reporting persons
- Timothy T. O'Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 302,654; shared voting power 0; sole dispositive power 302,654; shared dispositive power 0; aggregate amount beneficially owned 302,654 (5.9% of the class)

## Item 1. Issuer
Name of issuer: CF BANKSHARES INC.
Address of issuer's principal executive offices: 4960 E. Dublin Granville Rd. Suite #400, Columbus, Ohio 43081

## Item 2. Person Filing
Name of person filing: Timothy T. O'Dell
Address of principal business office or, if none, residence: 4960 E. Dublin Granville Rd. Suite #400, Columbus, Ohio 43081
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 302,654
Percent of class: 5.90
Sole power to vote or to direct the vote: 302,654
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 302,654
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Timothy T. O'Dell: /s/ Timothy T. O'Dell, President & CEO (02/14/2025)